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Exhibit 9

To:	Citibank N.A., New York
Attention: Bill Ortner, Managing Director, Corporate Equity Derivatives Phone: (212) 723-7355 Fax: (212) 723-8328
From:	Motorola, Inc. Attention: Michele Tracy, Director of Capital Markets Phone: (847) 538-5612 Fax: (847) 576-4768
Date:	March 3, 2003
Re:	Variable Share Forward Transaction
Ref. No:	E03-00450, 451—E03-00452, 453—E03-00454, 455—E03-00456, 457—E03-00458, 459—E03-00460, 461—E03-00462, 463—E03-00464, 465—E03-00466, 467—E03-00468, 469

Dear Sir(s):

        The purpose of this communication (this "Confirmation") is to set forth the terms and conditions of the above-referenced transaction entered into on the Trade Date specified below (this "Transaction") between Citibank N.A., New York (the "Counterparty") and Motorola, Inc. ("Motorola"). This communication constitutes a "Confirmation" as referred to in the ISDA Form specified below.

        This Confirmation is subject to, and incorporates, the 2000 ISDA Definitions (including the Annex thereto) (the "2000 Definitions") and the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the 2000 Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc. ("ISDA"). In the event of any inconsistency between the 2000 Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

        This Confirmation supplements, forms a part of, and is subject to, the 1992 ISDA Master Agreement (Multicurrency-Cross Border) dated as of March 15, 2002, as amended and supplemented from time to time (the "Agreement"), between Counterparty and Motorola. All provisions contained in, or incorporated by reference to, the Agreement shall govern this Confirmation except as expressly modified below. In the event of any inconsistency between this Confirmation and the Agreement, as the case may be, this Confirmation shall govern for purposes of this Transaction. For purposes of the Equity Definitions, this Transaction will be deemed to be a Forward Transaction. Solely with respect to this Transaction, Section 2(c)(ii) of the Agreement shall be applicable, therefore payments owed under this Transaction shall not be netted against payments owed with respect to other Transactions under this Agreement. The terms of the Credit Support Annex as specified in the Agreement ("Other Transactions CSA") shall not be applicable with respect to this Transaction and Confirmation. This Transaction shall be disregarded for purposes of determining Exposure with respect to the Other Transactions CSA. This Transaction and Confirmation shall instead be subject to the terms of the ISDA Credit Support Annex (Bilateral Form—New York Law) with such modifications and elections as specified herein (the "Variable Annex") as if the Variable Annex were included in the Schedule to the Agreement with respect to this Transaction. The Variable Annex shall only be applicable with respect to this Transaction.

        Counterparty may not designate an Early Termination Date with respect to this Transaction as a result of an Event of Default or Termination Event under the Agreement, if the condition or event giving rise to such Event of Default or Termination Event under the Agreement occurs in connection with a Transaction or Transactions, other than this Transaction. Counterparty may not designate an Early Termination Date with respect to this Transaction as a result of (a) an Event of Default under

Section 5(a)(v) or 5(a)(vi) of the Agreement or (b) a Credit Event Upon Merger under Section 5(b)(iv) if Posted Collateral under the Variable Annex consists of Collateral Shares. For the avoidance of doubt, Counterparty may designate an Early Termination Date with respect to this Transaction upon the occurrence of (a) an Event of Default under Sections 5(a)(vii) or 5(a)(viii) of the Agreement, and (b) a Credit Event Upon Merger under Section 5(b)(iv) if Posted Collateral under the Variable Annex consists of U.S. Treasuries. Counterparty may also designate an Early Termination Date with respect to this Transaction upon the occurrence of an Event of Default under Section 5(a)(i), (ii), (iii), and (iv) and Section 5(b)(i), (ii), and (iii) if the condition or event giving rise to such Event of Default or Termination Event under the Agreement occurs in connection with this Transaction or if this Transaction is an Affected Transaction, as applicable. Notwithstanding any provision specifying otherwise, and provided that an Event of Default under Section 5(a)(vii) has not occurred with respect to Motorola as the Defaulting Party (a "Motorola Bankruptcy Event"), Payments, Deliveries, or Settlement Amounts owed by Counterparty to Motorola under this Transaction shall not be withheld, netted or set off against other amounts owed by Motorola to the Counterparty under any other Transaction or Agreement.

1.
The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	March 4, 2003
Seller:	Motorola
Buyer:	Counterparty
Shares:	The common shares (the "Shares") of Nextel Communications, Inc. (the "Issuer")
Number of Shares:	8,333,334
Forward Floor Price:	$13.4200
Forward Cap Price:	$20.4105
Prepayment Amount:
An amount equal to the present value on the Prepayment Date of US$111,833,342 assuming such amount was to be paid on the Settlement Date (such present value to be determined by the Counterparty using a discount rate equal to the Rate for the period from and including the Prepayment Date to, but excluding, the Settlement Date, plus 35 basis points per annum. The Prepayment Amount shall not be subject to adjustment as a result of the occurrence of an Extraordinary Event, Additional Disruption Event, Termination Event or otherwise.

Rate:
If the number of calendar days from the Prepayment Date to the Settlement Date is (i) equal to or less than 4 years, the rate shall be the zero coupon rate derived from the prevailing rate curve that appears on page "EDA Commodity CT" of Bloomberg or a successor page or (ii) greater than 4 years, the rate shall be the zero coupon rate derived from the prevailing rate curve that appears on page IRSB18 of Bloomberg or a successor page. If such rate does not appear on page IRSB18 or a successor page, the rate will be the zero coupon rate derived from the prevailing rate curve determined as if the parties had specified "USD-ISDA-Swap Rate", in each case, (x) on a semi-annual basis, (y) with a Day Count Fraction (as defined in the 2000 ISDA Definitions) equal to Actual/360, and (z) interpolated as necessary to account for the actual number of calendar days between the Prepayment Date and the Settlement Date.
Prepayment Date:
The earlier of (1) the date designated as the Prepayment Date by Motorola by providing Counterparty with not less than three (3) Business Days prior notice (2) any Early Termination Date and (3) the Settlement Date.
Prepayment:	Applicable
Variable Obligation:	Applicable
Settlement Currency:	USD
Exchange:	NASDAQ National Market
Related Exchange:	All Exchange(s)
Business Day:	New York.
Valuation:
Valuation Time:	As provided in Section 6.1 of the Equity Definitions.
Settlement Calculations:
For purposes of determining the Number of Shares to be Delivered (if Physical Settlement is applicable) or the Cash Settlement Amount (if Cash Settlement is applicable), the Transaction shall be split into 10 components of equal size (each a "Component"), with the Number of Shares allocated accordingly (with all fractional shares being allocated to the last Component). Each Component will have its own Valuation Date, with the Number of Shares to be Delivered or the Cash Settlement Amount for such Component determined as if it were a separate Transaction.

Valuation Date:	With respect to the specified Component, the date specified below (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day that is not already a Valuation Date):
Component	Valuation Date
1	2/20/2008
2	2/21/2008
3	2/22/2008
4	2/25/2008
5	2/26/2008
6	2/27/2008
7	2/28/2008
8	2/29/2008
9	3/3/2008
10	3/4/2008
provided that, if that date is a Disrupted Day, the Valuation Date for the relevant Component shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day and which is not or is not deemed to be a Valuation Date in respect of any other Component under this Transaction; provided, further, that if the Valuation Date for the relevant Component has not occurred pursuant to the preceding proviso as of 8th Scheduled Trading Day following the Valuation Date for such Component, that 8th Scheduled Trading Day shall be the Valuation Date (irrespective of whether such day is a Valuation Date in respect of any other Component under this Transaction) and the Settlement Price shall be the price determined by the Calculation Agent.
Settlement Terms:
Settlement Price
In (ii) of 7.3(a) of the Equity Definitions, the words beginning with the words "mid-point of the highest" to the end of such sentence shall be deleted and replaced with the words, "The NASDAQ Volume Weighted Average Price per share of the Shares for the final hour of the regular trading session (including any extensions thereof) on the Valuation Date (without regard to pre-open or after hours trading outside of such regular trading session) as published by Bloomberg at 4:15 p.m. New York time on such date.
Settlement Method Election:	Applicable
Physical Settlement:
Applicable if designated as applicable by the Electing Party or if Cash Settlement is not designated as applicable by the Electing Party on or prior to the Settlement Method Election Date. Upon election of Physical Settlement, the Shares delivered by Motorola shall not be "restricted securities" within the meaning of Rule 144(a).

Cash Settlement:	Applicable if designated as applicable by the Electing Party on or prior to the Settlement Method Election Date.
Electing Party:	Motorola
Settlement Method Election Date:	Fifteen (15) Scheduled Trading Days prior to March 4, 2008
Default Settlement Method:	Physical Settlement
Number of Shares to be Delivered:	As provided in Section 9.5 of the Equity Definitions.
Settlement Date:	Three (3) Scheduled Trading Days after the Valuation Date.
Cash Settlement Payment Date:	Three (3) Scheduled Trading Days after the Valuation Date.
Adjustments:
Method of Adjustment:	Calculation Agent Adjustment
Extraordinary Dividend:	Any cash dividend or distribution amount greater than zero (0) cents per Share per quarter.
Excess Dividend Amount:	Record Amount
Dividend Period:	First Period
Additional Payments:
If an Extraordinary Dividend per Share is declared by the Issuer to holders of record of a Share on any record date occurring during the Dividend Period, Motorola shall pay on the third Business Day following each date that the respective dividend is paid by the Issuer to the holders of the Shares on the record date during the Dividend Period an "Additional Payment Amount" to the Counterparty. Additional Payment Amount shall be equal to the product of (i) the Number of Shares and (ii) the Extraordinary Dividend paid by the Issuer per Share to the holders of the Shares on the record date during the Dividend Period. Upon payment of the Additional Payment Amount to the Counterparty, Motorola's obligation to deliver the Excess Dividend Amount or Extraordinary Dividend Amount on a Settlement Date, Cash Settlement Payment Date or otherwise shall be satisfied to the extent of such payment. Motorola may pay the Additional Payment Amount from distributions received with respect to Posted Collateral.
Extraordinary Events:
Consequences of Merger Event:
(a) Share-for-Share:	Modified Calculation Agent Adjustment
(b) Share-for-Other:	Cancellation and Payment
(c) Share-for-Combined:	Component Adjustment
Determining Party:	Counterparty
Tender Offer:	Applicable
Consequences of Tender Offers:
(a) Share-for-Share:	Modified Calculation Agent Adjustment

(b) Share-for-Other:	Cancellation and Payment
(c) Share-for-Combined:	Component Adjustment
Determining Party:	Counterparty
Composition of Combined Consideration:
Notwithstanding Section 12.1 or 12.5 of the Equity Definitions, in respect of a Merger Event or Tender offer where the composition of the consideration could be determined by the holder of Shares equal to the Number of Shares, the Counterparty, acting in good faith and in a commercially reasonable manner under then current market conditions, will determine the composition of the consideration for purposes of this Transaction and shall notify Motorola promptly following such determination.
Nationalization, Insolvency or De-Listing Event:	Cancellation and Payment
Determining Party:	Counterparty

        Prior to the termination of this Transaction as a result of an Extraordinary Event, Event of Default (that is not a Motorola Bankruptcy Event), Termination Event or otherwise, the Calculation Agent shall provide a notice (which shall not be more than 20 Business Days but not less than 3 Business Days prior to the date of termination) specifying the Extraordinary Event, Termination Event or other event leading to such termination, relevant terms and the date of termination (the "Early Termination Date") in addition to a request that Motorola specify the Settlement Method. Within three (3) Business Days of receiving such notice, Motorola shall elect the Settlement Method. Motorola's failure to elect a Settlement Method within three (3) Business Days of receiving notice shall result in an election of Physical Settlement. Upon the occurrence of a Motorola Bankruptcy Event, the Default Settlement Method shall be the applicable Settlement Method with respect to this Transaction, notwithstanding any election by Motorola to the contrary.

        On or within one Business Day following an Early Termination Date that does not occur as a result of a Motorola Bankruptcy Event, the Calculation Agent shall deliver to Motorola a notice specifying the determination amount, Cancellation Amount or amount owed as a result of the termination ("Termination Amount") expressed as a cash amount or a number of Shares, as applicable. If Motorola had timely elected Cash Settlement in respect of an Early Termination Date pursuant to the immediately preceeding paragraph, Counterparty or Motorola, as applicable, shall make a cash payment to the other party ("Receiving Party") by wire transfer of immediately available funds to an account designated by the Receiving Party in an amount equal to the Termination Amount no later than the Early Termination Date or the date designated following the notice of determination as set forth in Section 12.7 of the Equity Definitions, as applicable. If Cash Settlement is the applicable Settlement Method and Motorola fails to make the payment when due, Counterparty shall net and offset such Termination Amount owed by Motorola first against the Prepayment Amount, if not yet paid, and any balance shall be applied against the proceeds from the Posted Collateral under the Variable Annex up to the amount owed. If Physical Settlement is the applicable method (1) Motorola shall deliver to the Counterparty, the lesser of (a) number of Shares to be delivered as specified in the notice or (b) the Number of Shares and (2) the Shares delivered by Motorola shall not be "restricted securities" within the meaning of Rule 144(a). Notwithstanding the provisions of the Agreement or Section 12 of the Equity Definitions or otherwise, upon any cancellation or termination of this Transaction where Physical Settlement is the applicable Settlement Method, the delivery obligation owed by Motorola (with respect to this Transaction) to Counterparty with respect to this Transaction shall never exceed the Number of Shares (and any proceeds of such Shares) and provided that a

Motorola Bankruptcy Event has not occurred, Counterparty shall pay Motorola the Prepayment Amount on the Early Termination Date, if not paid.

Additional Disruption Events:

Change in Law:	Applicable
Failure to Deliver:	Not Applicable
Insolvency Filing:	Not Applicable
Hedging Disruption:	Not Applicable
Increased Cost of Hedging:	Not Applicable
Loss of Stock Borrow:
Inapplicable with respect to the 90 days following the Trade Date. With respect to the remaining term of the Transaction following the 90 day period, Loss of Stock Borrow shall be Applicable; provided however, that the Hedging Party must notify Motorola of its intention to terminate this Transaction at least three (3) Business Days prior to terminating the contract and the basis for the termination; provided further that during the 3 Business Days following Motorola's receipt of such notice, Motorola may elect and if it elects to (1) partially terminate this Transaction up to an amount equal to the number of Shares for which Counterparty is unable to maintain a stock borrow position, (2) bear the increase in the cost to borrow above the Initial Stock Loan Rate with respect to such Shares and elect to (a) pay on a quarterly basis, three (3) Business Days following each quarter, in cash to the Counterparty, the amount by which the Counterparty's actual cost of borrow exceeds the Initial Stock Loan Rate, or (b) have the Counterparty adjust the Forward Cap Price if such adjustment is sufficient to produce value equivalent to the amount by which the Counterparty's actual cost of borrow exceeds the Initial Stock Loan Rate, or (3) either directly or indirectly, provide for a loan of Shares in such amount and upon terms consistent with then-applicable law, in a form agreed between the parties, with a lender acceptable to the Counterparty acting in a commercially reasonable manner, and at a rate equal to the Initial Stock Loan Rate, then the Counterparty shall no longer be able to terminate this Transaction.

The definition of "Loss of Stock Borrow" shall be deleted and replaced with the following words "means the Hedging party is unable, after using commercially reasonable efforts, (a) to borrow (or maintain a borrowing of) Shares with respect to this Transaction or (b) to borrow (or maintain a borrowing of) Shares with respect to this Transaction at a rate equal to or less than the Maximum Stock Loan Rate for 20 consecutive Business Days.
Maximum Stock Loan Rate:	60 basis points per annum.

Initial Stock Loan Rate:	15 basis points per annum.
Hedging Party:	Counterparty
Increased Cost of Stock Borrow:	Not Applicable
Increased Cost of Hedging:	Not Applicable
Determining Party:	Counterparty.
Non-Reliance:	Applicable
Agreements and Acknowledgements Regarding Hedging Activities:	Applicable
Additional Acknowledgements:	Applicable

        Dispute Mechanism:    With respect to any calculation, adjustment or determination (a "Determination") made by the Counterparty as the Calculation Agent, Hedging Party or as the Determining Party, Counterparty shall provide to Motorola, notice of any Determinations (not less than two (2) Business Day prior to the effective date of such Determination, whenever practicable (if Counterparty is unable to provide notice of such Determinations prior to the effective date then Counterparty shall provide notice on the effective date of the determination) providing in reasonable detail the relevant assumptions and valuations underlying such Determination (including, if applicable, assumptions by the Counterparty with respect to volatility, expected dividends, stock loan rate, and liquidity relevant to the shares or to the Transaction). If Motorola disputes any Determination made by the Counterparty, within two (2) Business Days of being notified of such Determination, and if Motorola and Counterparty are unable to agree on a Determination within one (1) Business Day of Counterparty being notified of such dispute, Motorola and Counterparty agree to jointly appoint an independent third party dealer in equity derivatives with experience in transactions similar to this Transaction to make such Determination (a "Substitute Calculation Agent" and if Motorola and Counterparty do not promptly agree on a Substitute Calculation Agent within two (2) Business Days of Counterparty being notified of the dispute, Motorola and Counterparty shall each choose such a third party dealer on the third (3) Business Day of Counterparty being notified of the dispute, and the third party dealers shall together promptly appoint another such third party dealer as the Substitute Calculation Agent to make such Determination). The Determination by the Substitute Calculation Agent shall be made as promptly as practicable after appointment and shall be binding on Motorola and Counterparty absent manifest error. This Transaction shall be adjusted based on the Substitute Calculation Agent's determination which adjustment shall be effective as of the effective date of the initial Determination. The expenses of such third party dealer shall be borne equally by Motorola and Counterparty.

        2.    Calculation Agent:    Counterparty, subject to the Dispute Mechanism specified above; provided that if an Event of Default has occurred with respect to the Counterparty, Motorola shall appoint an independent dealer in equity derivatives to perform the functions of the Calculation Agent.

        3.    Governing law:    As specified in the Agreement

        4.    Credit Support Annex:    For purposes of the Variable Annex, the following shall constitute certain elections, variables and other modifications set forth in Paragraph 13 of the Variable Annex:

          (a)    Security Interest for "Obligations".    The term "Obligations" as used in the Variable Annex includes no additional obligations with respect to Motorola or Counterparty.

          (b)  Secured Party for purposes of the Variable Annex shall mean only the Counterparty.

          (c)  Pledgor for purposes of the Variable Annex shall mean only Motorola.

          (d)  Credit Support Obligations.    Delivery Amount for purposes of the Variable Annex shall have the meaning specified in Paragraph 3(a); provided that, for purposes of determining the Delivery Amount if the Posted Collateral consists of solely of Collateral Shares, the Value of such Collateral Shares shall be an amount equal to the Number of Shares, notwithstanding Paragraph 12 of the Variable Annex. Return Amount for purposes of the Variable Annex shall have the meaning specified in Paragraph 3(b); provided that, for purposes of determining the Return Amount if the Posted Collateral consists solely of Collateral Shares, the Value of such Collateral Shares shall be an amount equal to the Number of Shares, notwithstanding Paragraph 12 of the Variable Annex. Credit Support Amount for purposes of the Variable Annex shall mean the Independent Amount applicable to the Pledgor.

          (e)  Eligible Collateral.    The following items will qualify as "Eligible Collateral" with respect to Motorola for purposes of the Variable Annex.

Eligible Collateral	Motorola (Pledgor)	Valuation Percentage
Shares free of any lien, security interest or other encumbrance that are (i) not "restricted securities" within the meaning of Rule 144(a) and (ii) have a holding period by Motorola within the meaning of Rule 144(d) of at least one year on the date such Shares are posted as Collateral (the "Collateral Shares")	X	100%
Negotiable debt obligations issued by the U.S. Treasury Department ("U.S. Treasuries") having a remaining term to maturity of not more than thirty years	X	100%

          (f)    Other Eligible Support.    There shall be no "Other Eligible Support" for either party for purposes of this Variable Annex.

          (g)  Threshold.

              (i)  Independent Amount for purposes of the Variable Annex with respect to Pledgor shall mean, (1) the Number of Shares or (2) or U.S. Treasuries that are equal in value to 150% of the market value of the Number of Shares (market value to be determined by the Valuation Agent in good faith and in a commercially reasonable manner). Motorola shall determine the form of Eligible Collateral posted as Independent Amount, in its sole discretion.

            (ii)  Threshold for purposes of the Variable Annex shall not be applicable with respect to the Counterparty and shall not be applicable with respect to Motorola.

            (iii)  Minimum Transfer Amount, for purposes of the Variable Annex means, with respect to the Pledgor, $0.00.

            (iv)  Rounding.    The Delivery Amount and the Return Amount will be rounded up and down respectively to the nearest integral multiple of $1,000.

            (v)  Substitution.    "Substitution Date" for purposes of the Variable Annex has the meaning specified in Paragraph 4(d)(ii); Consent shall be applicable; provided however, consent shall not be required if substitution is of (1) Collateral Shares or (2) U.S. Treasuries equal in value to 150% of the market value on the substitution Date of the Number of Shares held as Posted Collateral.

          (h)  Valuation and Timing.

              (i)  "Valuation Agent" means Counterparty unless an Event of Default has occurred with respect to the Counterparty in which case, the Valuation Agent shall be an independent third party dealer in the equity derivatives appointed by Motorola.

            (ii)  "Valuation Date" means any Local Business Day designated by the Valuation Agent or Counterparty.

            (iii)  "Valuation Time" means the close of business in the city of the Valuation Agent on the Valuation Date or date of calculation, as applicable.

            (iv)  "Notification Time" means 1:00 p.m., New York time on a Local Business Day.

          (i)    Dispute Resolution.

              (i)  Value.    For the purpose of Paragraphs 5(i)(C) and 5(ii), the Value of Posted Collateral Support will be calculated as follows: with respect to any U.S. Treasuries, the sum of (I)(x) the mean of the high bid and low asked prices quoted on such date by an principal market maker for such U.S. Treasuries chosen by the Disputing Party, or (y) if no quotations are available from a principal market maker for such date, the mean of such high bid and low asked prices as of the day, next preceding such date, on which such quotations are available, plus (II) the accrued interest on such U.S. Treasuries (except to the extent Transferred pursuant to any applicable provisions of this Agreement or included in the applicable price referred to in (I) of this clause (A)) as of such date.

          (j)    Holding and Using Posted Collateral.    For purposes of the Variable Annex, the Secured Party and its Custodian will be entitled to hold Posted Collateral pursuant to Paragraph 6(b); provided an Event of Default has not occurred with respect to the Secured Party and provided that if the Secured Party appoints a Custodian, the Custodian shall be a broker-dealer subsidiary or Affiliate of the Secured Party registered pursuant to Section 15 of the Securities Exchange Act of 1934, or a commercial bank, operating from an office in the continental United States, whose general long-term unsubordinated unsecured debt is at such time rated at least "A" by S&P and at least "A2" by Moody's.

          (k)  Use of Posted Collateral.    For purposes of the Variable Annex the provisions of Paragraph 6(c)(i) shall not be applicable with respect to the Counterparty.

          (l)    Distributions.

              (i)  The "Interest Rate" will be 0%.

            (ii)  Notwithstanding Paragraph 6(d) of the Variable Annex, (A) any Distributions with respect to Collateral Shares held as Posted Collateral and received by Secured Party shall not be Transferred to the Pledgor and shall instead by held by Secured Party as Posted Collateral and (B) any Distributions with respect to U.S. Treasuries held as Posted Collateral and received by Secured Party shall be Transferred to the Pledgor in accordance with Paragraph 6(d) of the Variable Annex. For the Distributions held as Posted Collateral pursuant to clause (A) in the preceding sentence, such Distribution shall be an additional Independent Amount with respect to Pledgor unless transferred to Counterparty in accordance with the terms of this Transaction.

        5.    Amendments to the ISDA Form.    Counterparty and Motorola hereby amend the Agreement as follows:

          (a)  Transfer.    Section 7 of the ISDA Form is hereby amended by (1) adding in the third line thereof after the word "party" the words "which consent shall not be unreasonably withheld" and (2) adding the following subsection (c):

          Counterparty may transfer or assign its rights and obligations in whole to an Affiliate ("Transferee Affiliate") provided that (i)(a) such Transferee Affiliate is the same or better credit quality as the Counterparty, as determined in good faith by Motorola, or (b) the Counterparty (if Counterparty has a Credit Support Provider then the Credit Support Provider) provides a guaranty in a form acceptable to Motorola or in a form substantially similar to the guaranty provided by the Credit Support Provider to Motorola, if applicable, naming Motorola as beneficiary, with respect to this Transaction and the Transferee Affiliate, (ii) such Transferee Affiliate accepts and agrees to the terms of this Transaction and the Agreement in a form and in a manner acceptable to Motorola and (iii) the Motorola is not required to make any additional payments or withhold any additional amounts with respect to this Transaction or with respect to the Posted Collateral that it would not have had to make or withhold but for the transfer or assignment.

          (b)  Set-off.    Except upon the occurrence of a Motorola Bankruptcy Event, the set-off provision as specified in the Agreement or otherwise shall not be applicable with respect to this Transaction. Counterparty may not exercise its right of set-off under the Agreement with respect to this Transaction against any other Transactions under the Agreement or any other agreements unless a Motorola Bankruptcy Event occurs.

        6.    Cancellation Amount.    Section 12.8 of the Equity Definitions shall be amended by deleting (a) in Section 12.8(d) the words "the Determining Party reasonably believes" in the third line of Section 12.8(d) and replacing such words with the words, "both parties agree", (b) in Section 12.8(d) the second to last sentence beginning with the words, "When considering", and (c) subsection (e) of 12.8.

        7.    Prepayment Amount.    Notwithstanding any provisions in this Confirmation, or otherwise, and upon satisfaction of the following conditions, the Prepayment Amount shall be paid by the Counterparty to Motorola on the Prepayment Date and such payment shall not be withheld for any reason: (i) Motorola shall have executed this Confirmation, (ii) an Event of Default under Section 5(a)(vii) of the Agreement has not occurred with respect to Motorola, (iii) any Collateral Shares, if held by Counterparty as Posted Collateral, consist of Shares represented by certificates containing no restrictive legend, and (iv) Motorola shall have delivered to Counterparty the Credit Support Amount as required under the Variable Annex. Unless a Motorola Bankruptcy Event has occurred with respect to Motorola or an Early Termination Date has occurred and Motorola has elected Cash Settlement as the applicable Settlement Method, the Prepayment Amount shall not be netted or set-off against any other amounts owed by Motorola to the Counterparty under this Transaction, or any other Transaction under this Agreement.

        8.    Collateral.

          (a)  Motorola represents, on each date on which Motorola delivers or Counterparty otherwise receives Posted Collateral, in connection with this Transaction, that (i) Motorola is the owner of all Posted Collateral free of any lien, security interest, claim or other encumbrance, (ii) Motorola has the power and authority and has obtained all of the necessary consents and approvals to grant a first priority security interest to Counterparty in the Posted Collateral, (iii) upon the delivery of the Shares as described above and any other Posted Collateral in a manner acceptable to Counterparty, Counterparty will have a valid and perfected first priority security interest in the

  Posted Collateral and (iv) the pledge of the Posted Collateral will not violate or conflict with the terms of any agreement made by or applicable to Motorola.

          (b)  Motorola will use best efforts to preserve and protect Counterparty's security interest in the Posted Collateral, will defend Counterparty's right, title, lien and security interest in and to the Posted Collateral against the claims and demands of all persons whomsoever, and will do all such acts and things and deliver all such documents and instruments, including without limitation further pledges, assignments, account control agreements, financing statements and continuation statements, as Counterparty may reasonably deem necessary or advisable from time to time in order to preserve, protect and perfect such security interest or to enable Counterparty to exercise or enforce its rights with respect to any Posted Collateral.

          (c)  Motorola will not permit any lien, security interest, charge, adverse claim, restriction on transfer or other encumbrance, other than the lien and security interest Motorola created hereby in favor of Counterparty, to exist upon any of the Posted Collateral. Motorola will not take any action that could in any way limit or adversely affect the ability of Counterparty to realize upon its rights in the Posted Collateral.

          (d)  If Motorola does not otherwise satisfy its delivery obligation pursuant to this Transaction, Counterparty is hereby authorized and directed by Motorola to apply the Shares posted as Collateral hereunder in satisfaction of such delivery obligation.

        9.    Pledgor's Voting Rights in Collateral.    Pledgor shall have the right, provided that the Pledgor provides five (5) Business Days notice prior to the relevant record date to the Secured Party, to vote and to give consents, ratifications and waivers with respect to the Posted Collateral, and exercise any other consensual rights pertaining to the Posted Collateral. Secured Party shall deliver to Pledgor, or as otherwise specified by the Pledgor, proxies, powers of attorney, consents, ratifications and waivers in respect of any of the Posted Collateral and the Secured Party shall use commercially reasonable efforts to effect any such votes, consents, ratifications or waivers and carry out its duties under such powers of attorney.

        10.    Securities Law Representations and Agreements:

          (a)  Counterparty agrees that it will conduct its initial hedging activities in connection with the Transaction in the manner described in the interpretive letter from the Securities and Exchange Commission (the "SEC") issued to Goldman, Sachs & Co., dated December 20, 1999, regarding variable delivery forward contracts, it being understood that Counterparty will introduce into the public market a quantity of securities of the same class as the Shares equal to the Number of Shares in a manner consistent with the manner-of-sale requirements under paragraph (f) of Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). Counterparty agrees that it has not solicited or arranged for the solicitation of orders to buy securities of the same class as the Shares in anticipation of or in connection with this Transaction.

          (b)  Motorola hereby represents, warrants and agrees in favor of Counterparty on the Trade Date:

              (i)  Prior to entering into the Transaction, the Shares posted as collateral ("Collateral Shares") were "restricted securities" within the meaning of Rule 144;

            (ii)  Motorola's holding period for the Collateral Shares, determined in accordance with paragraph (d) of Rule 144, exceeds twelve (12) months;

            (iii)  Motorola has no reason to believe that the Issuer has not complied with the reporting requirements as outlined in Rule 144(c)(1); and

            (iv)  Other than pursuant to the Transaction, and similar transactions entered into on or about the Trade Date, that in the aggregate relate to a total of not more than 50 million Shares, neither Motorola nor any, nor any other "person" associated with Motorola within the meaning of paragraph (a)(2) of Rule 144 (each such other person, an "Associated Person"), have, within the three-month period immediately preceding the Trade Date of a Transaction, (x) sold, pledged or otherwise disposed of or hedged any long position in any shares issued by the Issuer that are of the same class as the Shares or any securities issued by the Issuer that are convertible into shares of such class or any interest in such shares or securities or (y) acted in concert with any person in connection with the sale, pledge, other disposition or hedge of any such shares or securities or any interest therein, in each case to the extent such sale, pledge, other disposition or hedge may be aggregated pursuant to Rule 144 with the sales effected in reliance on Rule 144 in connection with the Transaction.

          (c)  Motorola acknowledges and agrees on the Trade Date that:

              (i)  The entering into of the Transaction will constitute a "sale" of the Collateral Shares related to such Transaction for purposes of Rule 144 and Motorola has not taken and will not take any action that would cause the sale made pursuant to such Transaction to fail to meet all applicable requirements of Rule 144;

            (ii)  Motorola will transmit a Form 144 for filing with the SEC and, if applicable, the Exchange contemporaneously with execution of the Transaction, and Motorola will provide to Counterparty via facsimile a copy of each Form 144 relating to the Transaction promptly after filing such form with the SEC; and

            (iii)  Motorola will deliver a seller's representation letter to Counterparty in a form customarily used by Counterparty contemporaneously with the execution of the relevant Transaction and each representation, warranty and agreement in such representation letter shall be deemed to be incorporated herein.

          (d)  Motorola understands and will comply with Motorola's responsibilities under applicable securities laws in connection with the Transactions including, but not limited to, the provisions of Rule 144 and the filing requirements (to the extent applicable) of Sections 13 and 16 of the Securities Exchange Act of 1934.

        11.    Additional Representations and Agreements:

          (a)  In connection with this Transaction Motorola represents and acknowledges to the other party on the Trade Date of this Transaction that Motorola has no material non-public information concerning the Issuer.

          (b)  Motorola is an "accredited investor" as that term is defined under Regulation D of the Securities Act and is entering into this Transaction for its own account and not with a view to a transfer, resale or distribution and understands that such Transaction may involve the purchase or sale of a security as defined in the Securities Act and the securities laws of certain states, that any such security has not been registered under the Securities Act or the securities laws of any state and, therefore, may not be sold, pledged, hypothecated, transferred or otherwise disposed of unless such security is registered under the Securities Act and any applicable state securities law, or an exemption from registration is available.

          (c)  Neither party is insolvent and neither party will be rendered insolvent as a result of the Transaction.

        12.    Acknowledgments:

        The parties hereto intend for:

          (a)  This Transaction to be a "securities contract" and a "swap agreement" as defined in the Bankruptcy Code (Title 11 of the United States Code) (the "Bankruptcy Code"), and the parties hereto are entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 555 and 560 of the Bankruptcy Code.

          (b)  A party's right to liquidate this Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the ISDA Master Agreement with respect to the other party to constitute a "contractual right" as described in the Bankruptcy Code.

          (c)  Any cash, securities or other property provided as performance assurance, credit support or collateral with respect to this Transaction to constitute "margin payments" and "transfers" as defined in the Bankruptcy Code.

          (d)  All payments for, under or in connection with this Transaction, all payments for the Shares and the transfer of such Shares to constitute "settlement payments" and "transfers" as defined in the Bankruptcy Code.

        13.    Indemnification:

        Motorola agrees to indemnify and hold harmless Counterparty, its Affiliates and its assignees and their respective directors, officers, employees, agents and controlling persons (Counterparty and each such person being an "Indemnified Party") from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject, and relating to or arising out the Transaction with respect to any applicable securities laws and will reimburse any Indemnified Party for all expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto. Motorola will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court to have resulted from Counterparty's breach of a material term of the Transaction or this Confirmation, willful misconduct, gross negligence, fraud or bad faith. If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold harmless any Indemnified Party, then Motorola shall contribute, to the maximum extent permitted by law (but only to the extent that such harm was not caused by Counterparty's breach of a material term of the Transaction or this Confirmation, willful misconduct, gross negligence, fraud or bad faith), to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability.

        14.    Construction of Contract.

        The parties acknowledge that each term, provision, and clause of this Confirmation has been jointly constructed, negotiated, and prepared by the combined efforts of the parties to the exclusion of neither party. The parties agree that the terms, provisions, and clauses of this Confirmation should not be interpreted in favor of one party against the other as the result of any construction, negotiation, or preparation thereof.

        15.    Additional Provisions:

          (a)  Motorola represents and acknowledges to Counterparty that Motorola understands no obligations of Counterparty to Motorola hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any affiliate of Counterparty or any governmental agency; and

          (b)  Notwithstanding any provision of the Agreement to the contrary, Counterparty shall be entitled to assign its rights and obligations hereunder to make or receive cash payments and transfer of Shares and other related rights to one or more entities that are wholly-owned, directly or indirectly, by Citigroup Inc., or any successor thereto (each, a "Counterparty Affiliate"); provided that Motorola shall have full recourse to Counterparty in the event of the failure by a Counterparty Affiliate to perform any of such obligations hereunder.

        Counterparty hereby agrees (a) to check this Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing (in the exact form provided by Motorola) correctly sets forth the terms of the agreement between Counterparty and Motorola with respect to this Transaction, by manually signing this Confirmation or this page thereof as evidence of agreement to such terms and providing the other information requested herein and immediately returning an executed copy to Motorola at the facsimile numbers specified in the Agreement.

Yours faithfully,
MOTOROLA, INC.
By:
Name: Title:
Agreed and Accepted By:
CITIBANK N.A., NEW YORK
By:
Name: Title:

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  Exhibit 9